THE PLAYERS NETWORK

1771 E. Flamingo Road, #201-A

Las Vegas, NV 89119

Telephone: (702) 734-3457	Fax: (702) 895-7478

January 14, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re: Players Network

Form 10-K for the fiscal year ended December 31, 2011

Filed April 16, 2012

Form 10-Q for the period ended September 30, 2012

Filed November 19, 2012

File No. 000-29363

Dear Mr. Spirgel:

This letter responds to the comments made in your letter that we received on December 31, 2012.

Form 10-K for the fiscal year ended December 31, 2011

Controls and Procedures, page 23

1.	Although we note from page 25 that Mr. Bradley is your Chief Executive Officer and Principal Financial Officer, in future filings, please specifically note the conclusions of both your principal executive officer and financial officer as to the effectiveness of your disclosure controls and procedures.

RESPONSE:	The Company hereby confirms to you that the Company will include in future filings the disclosure that you requested in your comment.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 31

2.	In future filings, please add a column to show the total voting power of the shareholders in the beneficial ownership table.

RESPONSE:	The Company hereby confirms to you that the Company will include in future filings the disclosure that you requested in your comment.

1771 E. Flamingo Road, #201-A, Las Vegas, Nevada 89119 □ phone: (702) 734-3457 □ Fax: (702) 851-0746

Mr. Larry Spirgel

January 14, 2013

Exhibits

3.	You disclose in the exhibits list that Exhibit 10.1 is the Distribution Agreement between the Company and Comcast Programming Development, Inc. dated October 10, 2005 and that the agreement was filed as an exhibit to the company's Form 10-KSB filed on April 13, 2007. You also indicate that you requested confidential treatment for the agreement. The agreement was not filed with your Form 10-KSB on April 13, 2007. We are unable to find where you filed the Comcast distribution agreement and do not have a record of your requesting confidential treatment for the exhibit. Please advise.

RESPONSE:	The Company hereby confirms to you that the Company has amended its Form 10-K for the year ended December 31, 2011 to include item 10.1 as an exhibit to the filing and does not request confidential treatment for the exhibit.

4.	We note that you only provide the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. Section 1350 for Mr. Bradley signing as your Chief Executive Officer. Please confirm that Mr. Bradley also was your principal financial officer at the time of signing the certifications for your fiscal year 2011 Form 10-K and Forms 10-Q for the first three quarters of 2012. In future filings, please provide the required certifications for each principal executive and principal financial officer of the issuer, or persons performing similar functions. If the same individual is both the principal executive officer and principal financial officer, the individual may provide one certification and provide both titles underneath the signature. For guidance, please refer to Question 161.03 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Exchange Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

RESPONSE:	The Company hereby confirms to you that Mr. Bradley was also our principal financial officer at the time of signing the certifications for our fiscal year 2011 Form 10-K and Forms 10-Q for the first three quarters of 2012 and the Company will include in future filings the certifications that you requested in your comment.

Form 10-Q for the period ended September 30, 2012

Liqudity and Capital Resources – Debt Financing, page 24

5.	We note that during the nine months ended September 30, 2012, you received a total of $183,000 in exchange for four convertible debentures. We also note that each of the convertible debentures is convertible into shares of common stock based upon a discount to the market price of your common stock ranging from 30% to 45%. In future filings, please identify the investors and expand your disclosure to address the effects on the market price of your common stock and dilution to common shareholders that may result from the conversion of the debentures. In this regard, clearly disclose the following items:

Mr. Larry Spirgel

January 14, 2013

The conversion price under the convertible debentures is based upon a 30% to 45% discount to the then-prevailing average of the three lowest trading bid prices and, as a result, the lower the stock price at the time the investor converts the debentures, the more common shares the investor will receive.

•	To the extent the investor converts the debentures and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow the investor to receive greater amounts upon conversion, the sales of which would further depress the stock price.

•	Due to the floating purchase price under the debentures, you do not know the exact number of shares that you may issue upon conversion. Disclose the percentage of outstanding common shares into which the debentures could be converted based upon the most recent trading price of your common stock.

•	The shares issuable upon conversion of the debentures may result in substantial dilution to the interests of other holders of common stock. In this regard, state that, even though an investor may not hold shares amounting to more than 4.99% of the outstanding shares at a time, this restriction does not prevent the investor from selling some of its holdings and then receiving additional shares. In this way, the investor could sell more than the 4.99% limit while never holding more than the limit.

•	Provide a table that shows the number of shares that could be issued upon conversion of the debentures based upon a reasonable range of market prices and without regard to any limitations. The range should include market prices 25%, 50% and 75% below the most recent actual price.

RESPONSE:	The Company hereby confirms to you that the Company will include in future filings the disclosure that you requested in your comment.

In addition to the preceding, the Company hereby acknowledges the following:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

January 14, 2013

We hope that we have adequately responded to your comments. If you have any additional comments, questions or request for further clarifications, please contact the undersigned.

Very truly yours, THE PLAYERS NETWORK

/s/ Mark Bradley
Mark Bradley,
Chief Executive Officer

C:	Kathleen Krebs, Special Counsel
Ajay Koduri, Staff Attorney